ASGI Agility Income Fund

ITEM 77Q.2.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

For the most recent fiscal year, to the Fund's knowledge, based solely on a review of reports furnished to the Fund and on representations made, all required persons, except as noted below, complied with all filing requirements pursuant to Section
16(a).

Form 3 filings were not timely filed with respect to one officer and one member of the Fund's Board of Managers, neither of whom owns interests in the Fund. Form 3's for each individual have since been filed. In addition, Form
3 filings were not timely filed by the Fund's seed investor and the Fund's adviser, each of which owns interests in the Fund. Form 3's for each of these investors have since been filed.